[redacted]

06004054

TATES
ANGE COMMISSION
).C. 20549

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RECEIVED FEB 27 2006 209 SEC MAIL PROCESSING SECTION WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NORTHWINDS MARKETING GROUP LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 North First Street, Suite 325
(No. and Street)

Minneapolis	**MN**	**55401**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah L. Barnett **(612) 486-4106**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
(Name – *of individual, state last, first, middle name*)

7500 Flying Cloud Drive, Suite 800	**Minneapolis**	**MN**	**55344**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah L. Barnett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Northwinds Marketing Group LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Not Applicable

Signature

Chief Financial Officer

Title

Notary Public

JESSICA L. BOLL
NOTARY PUBLIC- MINNESOTA
MY COMMISSION EXPIRES 1-31-2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

Northwinds Marketing Group LLC
December 31, 2005
With Report of Independent Registered Public Accounting Firm

Northwinds Marketing Group LLC

Statement of Financial Condition

December 31, 2005

Contents

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Registered Public Accounting Firm

The Members and Board of Directors
Northwinds Marketing Group LLC

We have audited the accompanying statement of financial condition of Northwinds Marketing Group LLC (the LLC) as of December 31, 2005. This statement of financial condition is the responsibility of the LLC's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Northwinds Marketing Group LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Certified Public Accountants

Minneapolis, Minnesota
January 11, 2006

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Northwinds Marketing Group LLC

Statement of Financial Condition

December 31, 2005

Assets	
Cash and equivalents	$1,094,970
Accounts receivable	56,997
Furniture and equipment, (net of accumulated depreciation of $235,590)	54,965
Prepaid expenses	10,382
Total assets	1,217,314
Liabilities and members' capital	
Accounts payable and accrued expenses	3,441
Total liabilities	3,441
Members' capital	1,213,873
Total liabilities and members' capital	$1,217,314

Notes to the Financial Statement are an integral part of the Statement.

Northwinds Marketing Group LLC

Notes to Statement of Financial Condition

December 31, 2005

1. Organization

Northwinds Marketing Group LLC (the LLC) is organized under the laws of the State of Delaware as a limited liability company to provide product sales and client service functions to investment management firms and their clients in the institutional defined benefit marketplace. The LLC is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) as an introducing broker-dealer firm. The LLC is engaged in private placements of direct participation programs and limited partnership interests to institutional retirement plans and operates under the requirements of the Securities Exchange Act of 1934. The LLC will continue indefinitely, unless terminated as provided for in the membership agreement (the Agreement).

Ownership of the firm changed hands in April 2005. The majority member of the LLC, American Express Asset Management Group, Inc. (AEAMG) sold its 50.1% interest to Cube Marketing Group LLC (Cube), the minority member. Business operations and employees remained the same. The Senior Management Team is comprised of three LLC employees (Cube Marketing Group LLC members) who are responsible for the day-to-day operation and management of the LLC.

2. Significant Accounting Policies

The LLC maintains its accounts at one financial institution. At times throughout the year, the LLC's cash and equivalent balances, which include cash invested in overnight repurchase contracts, exceeded amounts insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation. At December 31, 2005, the overnight repurchase balance approximated $977,218. The LLC does not believe it is exposed to any significant credit risk on cash and equivalents.

Furniture and equipment and leasehold improvements are carried at cost, net of accumulated depreciation or amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of the associated assets from three to seven years. Amortization of leasehold improvements is provided on a straight-line basis over the estimated useful lives of the leasehold improvements or the remaining lease term, whichever is lesser, which amounts to three to five years.

No federal, state, or local income taxes have been provided on the profits of the LLC since members are individually liable for the taxes on their share of the LLC's income or loss.

Northwinds Marketing Group LLC

Notes to Statement of Financial Condition

December 31, 2005

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Transactions With Customers

The LLC operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). The LLC does not hold customer funds or safekeep customer securities. The LLC contracts with investment managers to market and service their investment management products. For this service, the LLC earns sales and servicing fees, which it accrues according to individual service agreements.

4. Net Capital Requirements

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital requirements (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires the ratio of aggregate indebtedness to the net capital of operations, both as defined, not to exceed 15 to 1. At December 31, 2005, the LLC had net capital of $1,091,529, which was $1,086,529 in excess of the amount required to be maintained at that date. The LLC's ratio of aggregate indebtedness to net capital was .003 to 1.

5. Lease Obligations

The LLC leases office space under non-cancelable leases generally varying from three to five years, with certain renewal options for like terms.

At December 31, 2005 the LLC's future minimum rental commitments based upon the terms (including escalation costs) under noncancelable leases, which have an initial or remaining term of one year or more were as follows:

2006	$42,460
	$42,460

6. Employee Benefits

The LLC maintained a qualified profit-sharing plan (the Plan), which covered substantially all of its full-time employees who have met time-in-service requirements. The Plan includes a mandatory minimum contribution by the LLC subject to IRS compensation and contribution limits. In addition, the LLC may contribute additional amounts to the plan at its discretion, based on its profits for the year.

7. Significant Concentrations

The LLC contracts with certain investment managers to sell and service their investment management products to institutional retirement plans. The LLC's largest relationship is with AEAMG, which was the majority member of the LLC until April 2005. Sales and servicing compensation has been paid at the levels specified in the contractual agreement (which has an initial term ending in 2006), subject to no minimum or maximum. Sales and servicing compensation from AEAMG totaled $2,702,246 and represents approximately 96% of the LLC's revenue for the year ended December 31, 2005.

AEAMG comprised $9,859 (17%) of accounts receivable at December 31, 2005. Sales and servicing compensation payable by two other investment managers represent $14,075 (25%) and $29,999 (53%,) of accounts receivable at December 31, 2005.

8. Related-Party Transactions

A contingent severance package payable to a former senior marketing professional was terminated in May 2005, when AEAMG ceased managing the assets on which the severance arrangement was based. Payments of $125,000 were made in 2005. Under the terms of the severance contract, the former employee is required to repay 50% of the $800,000 previously paid him. Management does not expect to recover any portion of the $400,000 severance repayment.